UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                AXIA GROUP, INC.

                                (Name of Issuer)


                         Common Stock, par value $0.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05459Q 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Richard Surber
                          268 West 400 South, Suite 300
                            Salt Lake City, UT 84101
                                 (801) 575-8073
-------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)


                                  June 22, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D
CUSIP No.   05459Q 10 7                                       Page 1 of 3 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Richard Surber

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP     (A) ()
                                                                        (B) (X)

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Individual resident of the State of Utah

                           7)       SOLE VOTING POWER                           3,031,371
NUMBER OF
SHARES
                           ------------------------------------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER                         2,772,436
OWNED BY
EACH
                           ----------------------------------------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER                      3,031,371
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER                    2,772,436


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Wichita Development Corporation             2,116,421;  Richard Surber 3,031,371;
         Nexia Holdings, Inc.                           656,015

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         59.5%

14)      TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D
CUSIP No.   05459Q 10 7                                Page 2 of 3 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Wichita Development Corporation

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP  (A)  (   )
                                                                     (B)  ( X )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E). [ ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the State of Nevada.

                           7)       SOLE VOTING POWER                           2,116,421
NUMBER OF
SHARES
                           ------------------------------------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER                         - 0 -
OWNED BY
EACH
                           ------------------------------------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER                      2,116,421
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER                    - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Wichita Development Corporation 2,116,421

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%

14)      TYPE OF REPORTING PERSON
         CO


                                  SCHEDULE 13D
CUSIP No.   05459Q 10 7                              Page 3 of  3 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Nexia Holdings Inc.

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP (A)  (    )
                                                                    (B)  ( X )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E). [ ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Corporation organized under the laws of the State of Nevada.

                           7)       SOLE VOTING POWER                           656,015
NUMBER OF
SHARES
                           ---------------------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER                         - 0 -
OWNED BY
EACH
                           ---------------------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER                      656,015
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER                     - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Nexia Holdings, Inc.  656,015

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.7%

14)      TYPE OF REPORTING PERSON
         CO

Item 1.  Security and Issuer

 This schedule relates to the common stock, par value $0.001 per share, of Axia Group, Inc. (the "Common Stock"). Axia Group, Inc. is a Nevada corporation with principal executive offices located at 268 West 400 South, Suite 300, Salt Lake City, UT 84101 (the "Issuer"). This schedule reports holding and transactions as of September 1, 2002.

Item 2.  Identity and Background

(a) This statement is filed by Richard Surber ("Surber"); Wichita Development Corporation("Wichita"), and Nexia Holdings, Inc. ("Nexia").

(b) The principal address for Richard Surber is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. The principal address for Wichita is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101 The principal address for Nexia Holdings, Inc. is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

(c) Richard Surber is an individual resident of the State of Utah, he is president of the Issuer and of Nexia. Nexia is a holding company with subsidiaries that own or hold interests in real estate or that provide financial consulting services. Nexia is a subsidiary of the Issuer which holds 83.5% of Nexia's issued and outstanding shares. Wichita owns an office building in downtown Wichita, Kansas. Wichita is a subsidiary of Nexia which hold more than 80% of Wichita's issued and outstanding shares.

(d) Surber has not been convicted in a criminal proceeding during the last five years. Wichita has not been convicted in a criminal proceeding during the last five years. Nexia has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, none of the 3 entities filing this statement (namely Surber, Wichita and Nexia) have been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Surber is an individual and a resident of the State of Utah. Wichita is a corporation organized under the laws of the State of Nevada. Nexia is a corporation organized under the laws of the State of Nevada.

Item 3.  Source and Amount of Funds or Other Consideration

         The 3 entities named in this Schedule 13D are reported as a group as a result of Surber's interest in each of the other reporting entities. Surber is the president and a director of Nexia. Nexia holds a controlling interest (in excess of 80%) of the shares of Wichita. Surber holds shares in his individual capacity.

         Wichita acquired 1,365,070 shares of the Issuer's common stock in exchange for the settlement of debt owed to Wichita by the Issuer. The settlement of debts in the amount of $68,852 was agreed upon by the respective boards of each corporation. The two corporations did not at the time `have any officers in common though Richard Surber does serve as the President of the Issuer and is a director of both corporations.

Item 4.  Purpose of Transaction

Wichita

On June 22, 2002 Axia settled debts owed to Wichita in the sum of $68,852 through the issuance of 1,365,070 shares of Axia's common stock. The shares were issued pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction which did not involve a public offering. The board of directors of Wichita approved the settlement. The shares were issued to Wichita with a restrictive legend.

Surber

Surber has received a total of 2,403,846 shares of the common stock of the Issuer to serve as collateral for Surber acting as a personal guarantor for loans made to subsidiary corporations of the Issuer. Mr. Surber holds the voting rights to those shares during the period of time that the guaranty remains in place. The balance of his shares, 627,525, have been acquired either as open market purchases or in the form of compensation paid to him by the Issuer for services rendered to the Issuer.

Nexia

Has acquired 656,015 shares of the common stock of the Issuer on the open market as agent for the Issuer in a program to repurchase shares of the common stock in the marketplace. These shares are treated as treasury shares as a result of Nexia being a consolidated subsidiary of the Issuer. The intent of the Issuer is to have these shares returned to the treasury of the corporation and canceled as issued and outstanding shares of the Issuer. The buyback program of the Issuer began in October of 2001, shares have been consolidated into Nexia's name during that period of time up until September 1, 2002, the effective date of this schedule.

None of the reporting entities have any intentions to make material changes in the nature of operations of the Issuer, its management or in the securities of the Issuer except as disclosed hereinabove.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers which the reporting person(s) identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

 (c) Since the most recent filing on Schedule 13D, the following transactions have been effected: purchases or sales during the month of August 2002.

By Nexia:
--------


            Date Amt.  Bought/Sold         Price Per           Where/How Bought or Sold
                                           Share
         8/13/02             5,700 Bought            $0.099649 Market transaction via broker-dealer
         8/23/02             6,000 Bought            $0.109167 Market transaction via broker-dealer
         8/23/02             5,000 Bought               $0.111 Market transaction via broker-dealer
         8/27/02             5,000 Bought               $0.111 Market transaction via broker-dealer


                                                         5





         8/27/02            10,000 Bought               $0.106 Market transaction via broker-dealer
         8/28/02             5,700 Bought               $0.109 Market transaction via broker-dealer
         8/30/02             5,000 Bought               $0.111 Market transaction via broker-dealer

By Wichita:   None

By Surber:  None

(d) As set forth hereinabove, Surber has the potential right to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein. Surber is the president of Axia Group, Inc. the issuer, he is the president of Nexia which owns in excess of 80% of the issued and outstanding shares of Wichita. By virtue of either his office or of potential control as a shareholder he holds the potential right to control the votes and direct the receipt of dividends from all shares of the issuer reported herein.

(e)  Not Applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         December 13, 2000, Stock Pledge Agreement between Richard Surber and Axia Group, Inc. Agreement provides for Axia to provide 833,333 shares of its common stock as collateral for the personal guaranty of Mr. Surber to the bank loan secured by the real property held by Kearns Development Corporation, a subsidiary corporation of Axia. (1,570,513 shares were issued in January 2002 to further secure the personal guaranty.) A copy of the agreement is attached hereto at page 8 as Exhibit A..

         April 27, 2001, Stock Purchase Agreement between Wichita Development Corporation and Axia Group, Inc. Agreement whereby Wichita purchased, in a private, non-registered transaction, from Axia $25,000 of Axia's common stock at a 25% discount from the closing price for the shares on the date of the agreement. A copy of the agreement is attached hereto at page 13 as Exhibit B.

         June 5, 2001, Stock Purchase Agreement between Wichita Development Corporation and Axia Group, Inc. Agreement whereby Wichita purchased, in a private, non-registered transaction, from Axia $50,000 of Axia's common stock with a discount of 25% from the closing price for the shares on the date of the agreement. A copy of the agreement is attached hereto at page 16 as Exhibit C.

         June 22, 2002, a Settlement Agreement and Release whereby Axia settled a debt in the sum of $50,000 owed to Wichita in exchange for 1,000,000 shares of its common stock and settled a debt in the amount of $189,253.54 owed to Wichita by an Axia subsidiary (West Jordan Real Estate Holdings, Inc.) in exchange for 365,070 shares of Axia's common stock. A copy of the agreement is attached hereto at page 19 as Exhibit D.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Wichita Development Corporation
                                                     a Nevada corporation

Date:             September 17, 2002                     By:    /s/   Richard Surber
      -----------------------------------------------     -------------------------------------------------------------

                                                         6




                                                              Richard Surber, Vice-President
                                                              Nexia Holdings, Inc.
                                                     a Nevada corporation


Date:            September 17, 2002                        By:  /s/ Richard Surber
      -----------------------------------------------     -------------------------------------------------------------
                                                            Richard Surber, President

                                                     Richard Surber
                                                     A resident of Utah


Date:             September 17, 2002                     By:      /s/ Richard Surber
      -----------------------------------------------     -------------------------------------------------------------
                                                            Richard Surber, in his individual capacity


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.  1061).

                        STOCK PLEDGE AGREEMENT Exhibit A

         This Stock Pledge Agreement ("Agreement") is entered into this13th day of December, 2000 by and between Axia Group, Inc. ("Axia") a Nevada corporation with its principal office located at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101, and Richard D. Surber, an individual and President of Axia ("Surber") with an office located at 268 West 400 South, Salt Lake City, Utah 84101.

         WHEREAS, Axia has requested and Surber has agreed to act as a personal guarantor of a loan by Brighton Bank to CyberStudio, Inc., a wholly owned subsidiary of Axia, in the amount of $650,000;

         WHEREAS, Axia as an incentive and to provide financial protection to Surber in exchange for his guaranty of such a loan, Axia has agreed to issue 833,333 shares of its common stock and to issue additional shares should the market value of those shares not be sufficient to make him whole in the event that he is required to pay any sum under the terms of his personal guaranty

         WHEREAS, Surber has agreed to return to Axia all such shares still in his possession at such time as he is released from personal liability for the loan and that he will not sell any of the said shares, except in the event of a demand for payment upon him under the terms of his personal guaranty. Surber shall hold all voting rights with regard to such shares but they shall otherwise be held only as security for the indemnification of Surber for the potential costs of his serving as a guarantor


         NOW, THEREFORE with the above being incorporated into and made a part hereof for the mutual consideration set out herein and, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:


1.       Exchange.  Axia will transfer to Surber upon the exercise of this Agreement:
         --------

         (g)      833,333 shares of the common stock of Axia Group, Inc. to hold as collateral against the liabilities created by Surber's guaranty to Brighton Bank.

         (h) Surber shall hold all voting rights to the shares transferred into his name but shall have no other rights regarding the shares. Surber shall not have any right to sell or transfer the shares, except in the event of a demand for payment under the personal guaranty given to Brighton Bank.

          and Surber :

         a.       Deliver to Brighton Bank his personal guaranty of a loan in the amount of $650,000 to
                  CyberStudio, Inc., a wholly owned subsidiary of Axia.  This loan shall be used to fund the purchase of a building located at 4115 West Sams Boulevard, Kearns, Utah and for no other purpose.

         b. By signing this agreement agrees that he has no right to sell or transfer such shares except in the event that a demand for payment is made upon him personally pursuant to the terms of the guaranty given to Brighton Bank.

N




         c. Surber will upon being release from his personal obligations under the guaranty given to Brighton Bank return to Axia all of the 833,333 shares of Axia common stock still in his name as a result of this Agreement.

3.       Representations and Warranties of Surber.  Surber hereby represents and warrants that effective this
         ----------------------------------------
date, the following representations are true and correct:

         A.       Authority.  Surber has the full power and authority to enter this Agreement and to carry out
                  ---------
                  the transactions contemplated by this Agreement.

         B.       No Conflict With Other Instruments.  The execution of this Agreement will not violate or
                  ----------------------------------
                  breach any document, instrument, agreement, contract, or commitment material to the business of Surber to which Surber is a party and has been duly authorized by all appropriate and necessary action.

4.       Representations and Warranties of Axia.
         --------------------------------------

         Axia hereby represents and warrants that, effective this date and the Closing Date, the representations and warranties listed below are true and correct.

         A.       Corporate Authority.  Axia has the full corporate power and authority to enter this
                  -------------------
                  Agreement and to carry out the transactions contemplated by this Agreement.  The Board of Directors of Axia has duly authorized the execution, delivery, and performance of this
                  Agreement.

         B.       Deliverance of Shares.  As of the Closing Date, the Shares to be delivered to Surber will be
                  ---------------------
                  and constitute valid and legally issued shares of Axia, fully paid and non-assessable and equivalent in all respects to all other issued and outstanding shares of Axia common stock.

         C.       No Conflict With Other Instruments.  The execution of this Agreement will not violate or
                  ----------------------------------
                  breach any document, instrument, agreement, contract, or commitment material to the business of Axia to which Axia is a party and has been duly authorized by all appropriate and necessary action.

5.       Closing.   The Closing as herein referred to shall occur upon such date as the parties hereto may
         -------
mutually agree upon, but is expected to be on or before 5:00 p.m. Mountain Stand Time on December 15,
2005.

6.       Conditions Precedent of David to Effect Closing.  All obligations of Surber under this Agreement
         -----------------------------------------------
are subject to fulfillment prior to or as of the Closing Date, as follows:

         A. The representations and warranties by or on behalf of Axia contained in this Agreement or in any certificate or documents delivered to Axia pursuant to the provisions hereof shall be true in all material respects as of the time of Closing as though such representations and warranties were made at and as of such time.






         B.       Axia shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

         (c) All instruments and documents delivered to Axia pursuant to the provisions hereof shall be reasonably satisfactory to Axia's legal counsel.

7.       Conditions Precedent of Axia to Effect Closing.  All obligations of Axia under this Agreement are
         ----------------------------------------------
subject to fulfillment prior to or as of the date of Closing, as follows:

         A. The representations and warranties by or on behalf of Surber contained in this Agreement or in any certificate or documents delivered to Surber pursuant to the provisions hereof shall be true in all material respects at and as of the time of Closing as though such representations and warranties were made at and as of such time.

         B.       Surber shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

         C.       All instruments and documents delivered to Surber pursuant to the provisions hereof shall be reasonably satisfactory to Surber's legal counsel.

8. Damages and Limit of Liability. Each party shall be liable, for any material breach of the representations, warranties, and covenants contained herein which results in a failure to perform any obligation under this Agreement, only to the extent of the expenses incurred in connection with such breach or failure to perform Agreement.

9. Nature and Survival of Representations and Warranties. All representations, warranties and covenants made by any party in this Agreement shall survive the Closing hereunder. All of the parties hereto are executing and carrying out the provisions of this Agreement in reliance solely on the representations, warranties and covenants and agreements contained in this Agreement or at the Closing of the transactions herein provided for and not upon any investigation which it might have made or any representations, warranty, agreement, promise, or information, written or oral, made by the other party or any other person other than as specifically set forth herein.

10. Indemnification Procedures. If any claim is made by a party which would give rise to a right of indemnification under this paragraph, the party seeking indemnification (Indemnified Party) will promptly cause notice thereof to be delivered to the party from whom indemnification is sought (Indemnifying Party). The Indemnified Party will permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting from the claims. Counsel for the Indemnifying Party which will conduct the defense must be approved by the Indemnified Party (whose approval will not be unreasonable withheld), and the Indemnified Party may participate in such defense at the expense of the Indemnified Party. The Indemnifying Party will not in the defense of any such claim or litigation, consent to entry of any judgement or enter into any settlement without the written consent of the Indemnified Party (which consent will not be unreasonably withheld). The Indemnified Party will not, in connection with any such claim or litigation, consent to entry of any judgement or enter into any settlement without the written consent of the Indemnifying Party (which consent will not be unreasonably withheld). The Indemnified Party will cooperate fully with the Indemnifying Party and make available to the Indemnifying Party all pertinent information under its control relating to any such claim or litigation. If the Indemnifying Party refuses or

N:\Master\AXIA\SEC-FILE\13-Ds\8-02 Surber, Wichita & Nexia.wpd fails to conduct the defense as required in this Section, then the Indemnified Party may conduct such defense at the expense of the Indemnifying Party and the approval of the Indemnifying Party will not be required for any settlement or consent or entry of judgement.

11. Default at Closing. Notwithstanding the provisions hereof, if Axia shall fail or refuse to deliver any of the Shares, or shall fail or refuse to consummate the transaction described in this Agreement prior to the Closing Date, such failure or refusal shall constitute a default by Axia and Surber at his option and without prejudice to his rights against such defaulting party, may either (a) invoke any equitable remedies to enforce performance hereunder including, without limitation, an action or suit for specific performance, or
(b) terminate all of its obligations hereunder with respect to Axia.

12. Costs and Expenses. Axia and Surber shall bear their own costs and expenses in the proposed exchange and transfer described in this Agreement. Axia and Surber have been represented by their own attorneys in this transaction, and shall pay the fees of their attorneys, except as may be expressly set forth herein to the contrary.

13.      Notices.  Any notice under this Agreement shall be deemed to have been sufficiently given if sent
         -------
by registered or certified mail, postage prepaid, addressed as follows:

         To Surber:                                           To Axia:
         268 West 400 South                                   Axia Corporation
         Salt Lake City, Utah 84101                           268 West 400 South, Suite 300
                                                              Salt Lake City, Utah 84101

14.      Miscellaneous.
         -------------

         A.       Further Assurances.  At any time and from time to time, after the effective date, each party
                  ------------------
will execute such additional instruments and take such additional steps as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

         B.       Waiver.  Any failure on the part of any party hereto to comply with any of its obligations,
                  ------
agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

         C.       Brokers.  Neither party has employed any brokers or finders with regard to this Agreement
                  -------
not disclosed herein.

         D.       Headings.  The section and subsection headings in this Agreement are inserted for
                  --------
convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         E.       Counterparts.  This Agreement may be executed simultaneously in two or more counterparts,
                  ------------
each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         F.       Governing Law.  This Agreement was negotiated and is being contracted for in the State of
                  -------------
Utah, and shall be governed by the laws of the State of Utah, notwithstanding any conflict-of-law provision to the contrary.  Any suit, action or legal proceeding arising from or related to this Agreement shall be submitted for binding arbitration resolution to the American Arbitration Association, in Salt Lake City, Utah,





pursuant to their Rules of Procedure or any other mutually agreed upon arbitrator. The parties agree to abide by decisions rendered as final and binding, and each party irrevocably and unconditionally consents to the jurisdiction of such Courts in such suit, action or legal proceeding and waives any objection to the laying of venue in, or the jurisdiction of, said Courts.

         G.       Binding Effect.  This Agreement shall be binding upon the parties hereto and inure to the
                  --------------
benefit of the parties, their respective heirs, administrators, executors, successors, and assigns.

         H. Entire Agreement. The Agreement contains the entire agreement between the parties hereto and supersedes any and all prior agreements, arrangements or understandings between the parties relating to the subject matter hereof. No oral understandings, statements, promises or inducements contrary to the terms of this Agreement exist. No representations, warranties, covenants, or conditions express or implied, other than as set forth herein, have been made by any party.

         I.       Severability.  If any part of this Agreement is deemed to be unenforceable the balance of the
                  ------------
Agreement shall remain in full force and effect.


IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

         Richard D. Surber                                    Axia, Inc.,
         an Individual                                        a Nevada corporation



         __/s/ Richard D. Surber_______              By:___/s/ Gerald Einhorn__
           ---------------------                           ------------------
             Richard D. Surber                                Name: Gerald Einhorn
                                                              Its: Vice President


                                        STOCK PURCHASE AGREEMENT Exhibit B

         THIS STOCK PURCHASE AGREEMENT ("Agreement") is executed this 27th day of April, 2001 by and between Axia Group, Inc., a Nevada corporation ("Axia"), and Wichita Development Corporation, a Nevada corporation ("WDC").

                                                     Recitals

         Axia desires to sell and transfer restricted shares of the common stock of Axia to WDC at a 25% discount from the stock's final price on the day of closing and WDC desires to purchase and acquire restricted shares of the common stock of Axia, par value $0.001 per share at a 25% from the stock's final price on the day of closing (the "Shares"), in a private non-registered transaction in exchange for a cash payment of Twenty Five Thousand dollars ($25,000).

                                                     Agreement

         In consideration of the mutual promises, covenants, and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by all the parties, the parties hereby agree as follows:

1.       Purchase and Sale of Shares.  Axia agrees to transfer the Shares to WDC, and WDC agrees
         ---------------------------
         to acquire the Shares from Axia.  Immediately after Axia receives the purchase price from
         Wichita, it will direct its transfer agent to issue the Shares to WDC.

2.       Purchase Price.  As consideration for the Shares, WDC  shall pay to Axia the sum of
         --------------
         Twenty Five Thousand dollars ($25,000), representing a purchase price equal to a 25%
         discount from the stock's final price on the date of closing hereof.

3.       Representation and Warranties of WDC.  WDC represents and warrants that:
         ------------------------------------

         a.       WDC is an entity incorporated under the laws of the State of Nevada.

         b. WDC has such knowledge and expertise in financial and business matters that it is capable of evaluating the merits and substantial risks of the purchase of the Shares and is able to bear the economic risks relevant to the purchase of the Shares hereunder.

         c. WDC is relying solely upon independent consultation with its professional, legal, tax, accounting and such other advisors as WDC deems to be appropriate in purchasing the Shares; WDC has been advised to, and has consulted with, its professional tax and legal advisors with respect to any tax consequences of purchasing the Shares.

         d.       WDC understands that Axia is relying upon WDC's representations and warranties as contained in this Agreement in consummating the sale and transfer of the Shares.






                  Therefore, WDC agrees to indemnify Axia against, and hold it harmless from, all losses, liabilities, costs, penalties and expenses (including attorney's fees) which arise as a result of a sale, exchange or other transfer of the Shares other than as permitted under this Agreement.

4.       Representations and Warranties of Axia.  Axia represents and warrants that:
         --------------------------------------

         a.       Axia is a corporation duly organized and validly existing under the laws of the State of Nevada.

         b.       Axia has valid title to the Shares which it is transferring to WDC pursuant to this
                  Agreement.  There are no claims, liens, security interests, or other encumbrances upon the Shares.

         (c) Axia is relying solely upon its independent consultation with its professional, legal, tax, accounting and such other advisors as Axia deems to be appropriate in transferring the Shares; Axia has been advised to, and has consulted with, its professional tax and legal advisors with respect to any tax consequences of transferring the Shares.

         d. All corporate action on the part of Axia required for the lawful execution and delivery of this Agreement and the issuance, execution and delivery of the Shares has been duly and effectively taken. Upon execution and delivery, this Agreement will constitute a valid and binding obligation of Axia, enforceable in accordance with its terms, except as the enforceability may be limited by applicable bankruptcy, insolvency or similar laws and judicial decisions affecting creditors' rights generally.

5.       Survival of Representations, Warranties and Covenants.

         The representations, warranties and covenants made by Axia and WDC in this Agreement shall survive the purchase and sale of the Shares.

6.       Miscellaneous.

         a. In the event any one or more of the provisions contained in this Agreement are for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement. This Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         b. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legal representatives, successors, and permitted assigns. The parties hereto may not transfer or assign any part of their rights or obligations except to the extent expressly permitted by this Agreement.

         c. This Agreement constitutes the entire agreement and understanding between the parties with respect to the sale of the Shares and may not be modified or amended except in writing signed by both parties.

         d. No term or condition of this Agreement shall be deemed to have been waived nor shall there be any estoppel to enforce any provision of this Agreement except by written instrument of the party charged with such waiver or estoppel.

         e. The validity, interpretation, and performance of this Agreement shall be governed by the laws of the State of Utah, without regard to its law on the conflict of laws. Any dispute arising out of this Agreement shall be brought in a court of competent jurisdiction in Salt Lake County, State of Utah. The parties exclude any and all statutes, laws and treaties which would allow or require any dispute to be decided in another forum or by other rules of decision than provided in this Agreement.


         IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the day and year first appearing herein.



Axia Group, Inc.                        Wichita Development Corporation


__/s/_____Gerald Einhorn____________    __/s/____Richard surber________________
 Gerald Einhorn, Vice-President          Richard Surber, President



N:\

                       STOCK PURCHASE AGREEMENT Exhibit C

         THIS STOCK PURCHASE AGREEMENT ("Agreement") is executed this 5th day of June, 2001 by and between Axia Group, Inc., a Nevada corporation ("Axia"), and Wichita Development Corporation, a Nevada corporation ("WDC").

                                                     Recitals

         Axia desires to sell and transfer restricted shares of the common stock of Axia to WDC at a 25% discount from the stock's final price on the day of closing and WDC desires to purchase and acquire restricted shares of the common stock of Axia, par value $0.001 per share at a 25% discount from the stock's final price on the day of closing (the "Shares"), in a private non-registered transaction in exchange for a cash payment of Fifty Thousand dollars ($50,000).

                                                     Agreement

         In consideration of the mutual promises, covenants, and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by all the parties, the parties hereby agree as follows:

1.       Purchase and Sale of Shares.  Axia agrees to transfer the Shares to WDC, and WDC agrees
         ---------------------------
         to acquire the Shares from Axia.  Immediately after Axia receives the purchase price from
         Wichita, it will direct its transfer agent to issue the Shares to WDC.

2.       Purchase Price.  As consideration for the Shares, WDC  shall pay to Axia the sum of Fifty
         --------------
         Thousand dollars ($50,000), representing a purchase price equal to a 25% discount from the stock's final price on the date of closing hereof.

3.       Representation and Warranties of WDC.  WDC represents and warrants that:
         ------------------------------------

         a.       WDC is an entity incorporated under the laws of the State of Nevada.

         b. WDC has such knowledge and expertise in financial and business matters that it is capable of evaluating the merits and substantial risks of the purchase of the Shares and is able to bear the economic risks relevant to the purchase of the Shares hereunder.

         c. WDC is relying solely upon independent consultation with its professional, legal, tax, accounting and such other advisors as WDC deems to be appropriate in purchasing the Shares; WDC has been advised to, and has consulted with, its professional tax and legal advisors with respect to any tax consequences of purchasing the Shares.

         d.       WDC understands that Axia is relying upon WDC's representations and warranties as contained in this Agreement in consummating the sale and transfer of the Shares.






                  Therefore, WDC agrees to indemnify Axia against, and hold it harmless from, all losses, liabilities, costs, penalties and expenses (including attorney's fees) which arise as a result of a sale, exchange or other transfer of the Shares other than as permitted under this Agreement.

4.       Representations and Warranties of Axia.  Axia represents and warrants that:
         --------------------------------------

         a.       Axia is a corporation duly organized and validly existing under the laws of the State of Nevada.

         b.       Axia has valid title to the Shares which it is transferring to WDC pursuant to this
                  Agreement.  There are no claims, liens, security interests, or other encumbrances upon the Shares.

         (c) Axia is relying solely upon its independent consultation with its professional, legal, tax, accounting and such other advisors as Axia deems to be appropriate in transferring the Shares; Axia has been advised to, and has consulted with, its professional tax and legal advisors with respect to any tax consequences of transferring the Shares.

         d. All corporate action on the part of Axia required for the lawful execution and delivery of this Agreement and the issuance, execution and delivery of the Shares has been duly and effectively taken. Upon execution and delivery, this Agreement will constitute a valid and binding obligation of Axia, enforceable in accordance with its terms, except as the enforceability may be limited by applicable bankruptcy, insolvency or similar laws and judicial decisions affecting creditors' rights generally.

5.       Survival of Representations, Warranties and Covenants.

         The representations, warranties and covenants made by Axia and WDC in this Agreement shall survive the purchase and sale of the Shares.

6.       Miscellaneous.

         a. In the event any one or more of the provisions contained in this Agreement are for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement. This Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         b. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legal representatives, successors, and permitted assigns. The parties hereto may not transfer or assign any part of their rights or obligations except to the extent expressly permitted by this Agreement.

         c. This Agreement constitutes the entire agreement and understanding between the parties with respect to the sale of the Shares and may not be modified or amended except in writing signed by both parties.

         d. No term or condition of this Agreement shall be deemed to have been waived nor shall there be any estoppel to enforce any provision of this Agreement except by written instrument of the party charged with such waiver or estoppel.

         e. The validity, interpretation, and performance of this Agreement shall be governed by the laws of the State of Utah, without regard to its law on the conflict of laws. Any dispute arising out of this Agreement shall be brought in a court of competent jurisdiction in Salt Lake County, State of Utah. The parties exclude any and all statutes, laws and treaties which would allow or require any dispute to be decided in another forum or by other rules of decision than provided in this Agreement.


         IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the day and year first appearing herein.



Axia Group, Inc.                            Wichita Development Corporation


__/s/___Gerald Einhorn______________        ___/s/___Richard Surber____________
 Gerald Einhorn, Vice-President              Richard Surber, President

                         SETTLEMENT AGREEMENT Exhibit D
                                       AND
                                     RELEASE

         This Settlement Agreement and Release (the "Agreement") is entered into as of the 14th day of June 2002, by and between Wichita Development Corporation, a Nevada corporation ("Wichita"), and Axia Group, Inc., a Nevada corporation ("Axia").

                                                     RECITALS

         A. WHEREAS, Wichita holds a note from Axia for $50,000 with 10% per annum interest rate with an original due date of September 5, 2001, (which was extended until September 5, 2002) and desires to accept stock in Axia Group as payment in full for the note; and

         B. WHEREAS, Wichita also holds a note from West Jordan Real Estate Holdings, Inc. (WJREH) (a subsidiary of Axia Group) in the amount of $16,849.43 with 10% per annum interest rate with an original due date of March 6, 2002, (which was extended until March 30, 2003) and desires to exchange that note for stock in Axia; and

         C.  WHEREAS, Axia is willing to issue stock to Wichita in exchange for satisfaction of the debt between its subsidiary WJREH and Wichita; and

         D.  WHEREAS, Axia is willing to exchange restricted stock, sold at a discount to the current market price, for the notes payable to Wichita; and

         E.  WHEREAS, the parties desire in exchange for the releases and promised payments designated herein to release and discharge any and claims that exist between the parties regarding said notes;

         NOW THEREFORE, in consideration of the mutual covenants contained herein which are acknowledged to be good and valuable consideration the parties agree as follows:

         3. Wichita shall forgive the $50,000 note from Axia with accrued interest totaling a value of $55,000 within two days of the execution of this agreement.

         (b) Wichita shall assign to Axia the $16,849.43 note from WJREH with accrued interest totaling a value of $18,253.54 within two days of the execution of this agreement.

         (c) Axia shall issue Wichita restricted shares equal to the amount of the above notes, with accrued interest, those shares to be valued at a 50% discount to the market closing price on the date of this agreement.






         (d) Except as expressly set forth in this agreement, the parties hereby release, acquit and forever discharge each other, their present and former officers, directors, members, employees, affiliates, owners, partners, attorneys, agents, successors and assigns, of and from any and all claims, demands, promises, costs, damages, expenses and/or causes of action of any nature whatsoever, which exist or may exist with regard to said notes, as of the date of this agreement.

         (e) The parties acknowledge and agree that this agreement is entered into in settlement and compromise and shall not constitute an admission of any evidence of wrongdoing by either party to this agreement.

         (f) Should legal action be necessary to enforce, construe, rescind, terminate or recover for the breach of the provisions of this agreement, the prevailing party or parties shall be entitled to recover all costs of suit, including reasonable attorney's fees.

         (g)      This Agreement shall be governed by and construed in accordance with the Laws of the State of Utah.

         (h) The individuals signing this Agreement warrant that they have full authority to bind their principals as parties to this Agreement.

         IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date first above written.

Wichita Development Corporation                               Axia Group, Inc.


 By:     /s/                                                  By:     /s/
      ----------------------------------------------------         -------------------------------------------------------
Title: ____________________                                   Title:
                                                                      -------------------------------------------
